UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2022

Commission File Number: 001-39431

Freeline Therapeutics Holdings plc

(Translation of registrant’s name into English)

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2FX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒   Form 20-F             ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-259444) and Form S-8 (File Nos. 333-242129, 333-242133 and 333-259852) of Freeline Therapeutics Holdings plc (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 18, 2022, Freeline Therapeutics Holdings plc (the “Company”) entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“LPC”) (the “Purchase Agreement”), pursuant to which the Company may elect to sell to LPC up to $35,000,000 in American Depositary Shares (“ADSs”) of the Company (the “Purchase Shares”), subject to certain limitations and conditions set forth in the Purchase Agreement.

Pursuant to the Purchase Agreement, on any business day over the 36-month term of the Purchase Agreement, the Company has the right at its discretion and subject to certain conditions to direct LPC to purchase up 100,000 ADSs in a regular purchase, which may be increased to up to 150,000 ADSs under certain circumstances set forth in the Purchase Agreement. The purchase price of the ADSs will be based upon the prevailing market price of the ADSs at the time of the purchase without any fixed discount. In addition, the Company may direct LPC to purchase additional amounts as accelerated purchases and additional accelerated purchases under certain circumstances. The Company is not obliged to sell any ADSs pursuant to the Purchase Agreement, and will control the timing and amount of any such sales, but in no event will LPC be required to purchase more than $1,800,000 in ADSs in any single regular purchase.

The Purchase Agreement contains customary representations, warranties, indemnification rights and other obligations and agreements of the Company and LPC. There are no limitations and conditions to completing future transactions other than a prohibition against entering into certain variable rate transactions. There is no upper limit on the price per share that LPC could be obligated to pay for the ADSs. The Company has the right to terminate the Purchase Agreement at any time, at no cost or penalty. Whether or to what extent the Company sells the ADSs to LPC under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time. As consideration for LPC’s commitments under the Purchase Agreement, LPC received 954,208 ADSs from the Company, issued as commitment shares (the “Commitment Shares”).

Concurrently with the execution of the Purchase Agreement on March 18, 2022, the Company entered into an agreement (the “Registration Rights Agreement”) pursuant to which the Company agreed to file a prospectus supplement pursuant to Rule 424(b) relating to the sale of ADSs to be issued and sold to LPC under the Purchase Agreement under the Company’s effective shelf registration statement and to use reasonable best efforts to keep such registration statement effective during the term of the Purchase Agreement.

The issuance of the Purchase Shares and the Commitment Shares have been registered pursuant to the Company’s registration statement on Form F-3 (Registration No. 333-259444), filed with the Securities and Exchange Commission in accordance with the provisions of the Securities Act of 1933, as amended, and declared effective on September 22, 2021 and the prospectus supplement thereto dated March 22, 2022.

The foregoing descriptions of the Purchase Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and Registration Rights Agreement, copies of which are filed herewith as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report and incorporated by reference herein.

A copy of the opinion of Skadden, Arps, Slate, Meagher & Flom (UK) LLP relating to the validity of the securities issued pursuant to the Purchase Agreement is filed herewith as Exhibit 5.1 hereto.

EXHIBIT LIST

Exhibit	Description

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom (UK) LLP.

23.1	Consent of Skadden, Arps, Slate, Meagher & Flom (UK) LLP (included in Exhibit 5.1).

99.1	Purchase Agreement, dated as of March 18, 2022, by and between the Company and Lincoln Park Capital Fund, LLC.

99.2	Registration Rights Agreement, dated as of March 18, 2022, by and between the Company and Lincoln Park Capital Fund, LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

Date: March 23, 2022	By:	/s/ Stephen P. Diamond, Jr.
	Name	Stephen P. Diamond, Jr.
	Title:	Senior Vice President and General Counsel